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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                   Equity Compression Services Corporation
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                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                 420258 10 5
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                                (CUSIP Number)

                               Dennis W. Estis
                             228 Industrial St.
                         West Monroe, Louisiana 71292
                                (318) 388-4930
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 6, 1997
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                        (Date of Event which Requires
                          Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom are to be sent.

    *The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

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                                     SCHEDULE 13D
CUSIP No. 420258 10 5
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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Dennis W. Estis

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [   ]
    (b)  [   ]
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3)  SEC Use Only
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4)  Source of Funds (See Instructions)
    OO
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
    [   ]
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6)  Citizenship or Place of Organization
    U.S.
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              7)   Sole Voting Power
                   Common Stock         5,252,177     (See Item 4 below)
 Number of
  Shares     ------------------------------------------------------------------
Beneficially  8)   Shared Voting Power
  Owned by
   Each            Common Stock                 0
 Reporting
  Person     ------------------------------------------------------------------
   With       9)   Sole Dispositive Power

                   Common Stock         5,252,177     (See Item 4 below)
             ------------------------------------------------------------------
             10)   Shared Dispositive Power
                   Common Stock                 0
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11) Aggregate Amount Beneficially Owned By Each Reporting Person
              Common Stock         5,252,177     (See Item 4 below)
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12) Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See
Instructions)
    [   ]
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13) Percent Of Class Represented By Amount In Row (11)
              Common Stock        19.7%
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14) Type Of Reporting Person
    IN
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                               (Page 2 of 7 Pages)

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ITEM 1.  SECURITY AND ISSUER.

    The security to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Equity Compression Services Corporation, an Oklahoma corporation (the "Company"). The principal offices of the Company are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  This Schedule 13D is being filed by Dennis W. Estis.

    (b) The undersigned is a natural person whose business address is P.O. Box 2457, 228 Industrial St., West Monroe, Louisiana 71292.

    (c) The undersigned is the Chief Operating Offer of the compression operations of the Company and its affiliates and is to be the President of Ouachita Energy Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Ouachita"). The name and address of the Company are set forth in Item 1. The principal business of the Company and its affiliates is to engage in oil and gas production and the sale, remanufacturing, contract operation and leasing of gas compressors. Ouachita's address is P.O. Box 2457, 228 Industrial St., West Monroe, Louisiana 71292, and its principal business is currently the contract operation of gas compressors.

    (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


    (e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  The undersigned is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The consideration used by the undersigned to acquire 5,252,177 shares of common stock of the Company consisted of all 212,711 shares of the common stock of Ouachita Energy Corporation, a Louisiana corporation ("OEC"), formerly owned by the undersigned. Pursuant to the terms of a certain Agreement and Plan of Merger dated as of May 15, 1997 among the Company, Ouachita, OEC and the undersigned, and as amended by that certain First Amendment to Agreement and Plan of Merger dated as of July 30, 1997 (as amended, the "Merger Agreement"), OEC was merged into Ouachita, with Ouachita remaining as the surviving corporation of such merger, which was effective on August 6, 1997 (the "Merger"). In connection therewith, the undersigned and the other holders of equity interests in OEC received the aggregate amount of 7,600,000 shares of the Company's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    The undersigned was issued 5,252,177 shares of Common Stock in connection with the Merger described in Item 3 above. Subject to the terms of the Merger Agreement and the Participation Rights Agreement described below, the undersigned reserves the right to purchase additional securities of the Company or to sell some or all of his shares of Common Stock at any time in private or market transactions depending on market conditions, an evaluation of the Company's business, prospects and financial condition,

                               (Page 3 of 7 Pages)

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the market for the Common Stock, other opportunities available, general economic conditions, money and stock market conditions and other further developments.

    (a) The Merger Agreement described in Item 3 provides that for a period of two years following the closing of the Merger, the undersigned shall not dispose of any of his Common Stock without the prior consent of the Board of Directors of the Company.

         Pursuant to the terms of an Agreement dated September 14, 1995 between the undersigned and Barbara D. Estis (the "Option Agreement"),
         Barbara D. Estis granted the undersigned an option to purchase 89,560 shares of OEC common stock and 390 shares of OEP common stock for the aggregate amount of $5 million, payable in cash at the closing of such purchase.

         Subsequent to the execution of the Option Agreement, OEP, Ouachita Compression Group, LLC, a Louisiana limited liability company ("OCG"), OEC Acquisition Corporation, a Delaware corporation ("Ouachita"), and the Company entered into an Asset Purchase and Sale Agreement dated as of May 15, 1997 and amended by the First Amendment to Asset Purchase and Sale Agreement dated as of July 30, 1997 (as amended, the "Asset Purchase Agreement"), pursuant to which substantially all of the assets of OEP and OCG were sold to Ouachita for cash on August 6, 1997. It is contemplated that OEP and OCG will be liquidated, with the proceeds of such liquidation being distributed to the shareholders and members thereof.

         In view of the transactions contemplated by the Asset Purchase and Merger Agreements, the undersigned and Barbara D. Estis entered into an Option Exercise Agreement effective as of July 31, 1997 (the "Option Exercise Agreement"), pursuant to which the parties thereto agreed that the undersigned would, subject to the closing of such transactions, exercise such option and that as a consequence thereof, the $5 million owing to Barbara D. Estis pursuant to the Option Agreement would be payable in the manner summarized as follows:

         (i) Barbara D. Estis will receive an amount of cash equal to the amount of cash she would be entitled to receive if she were to retain her shares in OEP. Because certain post-closing adjustments to the purchase price payable under the Asset Purchase Agreement may be required, however, the amount of cash to be received by the shareholders of OEP (including Barbara D. Estis) may be subject to reduction or increase.

         (ii) Barbara D. Estis will receive a number of shares of Common Stock determined by subtracting the total amount of cash paid to the undersigned under paragraph (a) above from $5 million and dividing the result by $1.65.

         In accordance with the terms of the Option Exercise Agreement, Barbara D. Estis received 1,380,675 shares of Common Stock, but this number is subject to adjustment. In the event Barbara D. Estis becomes entitled to receive additional or fewer shares of Common Stock, such shares will be transferred to her by the undersigned, or transferred by her to the undersigned, as appropriate.

         The undersigned, the Company and the other persons who formerly held shares of common stock in OEC or who had a contractual right to receive an option to buy such shares (Barbara D. Estis, Virginia Estis, Brett Estis, Lavelle Ivy, Tommy Nicar, Leonard Woodall and Andy C. Payne) (the undersigned and such persons are sometimes collectively referred to herein as the "OEC Shareholders") have entered into a Registration Rights Agreement dated as of August 1, 1997 (the "Registration Rights Agreement"), which provides the OEC

                               (Page 4 of 7 Pages)

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         Shareholders with certain demand and piggyback registration rights.
         Subject to certain conditions, the Registration Rights Agreement generally permits the holders of a majority of the shares of Common Stock issued to the OEC Shareholders in connection with the Merger to exercise two demand registration rights at any time after a two year period has expired. In addition, and subject to certain conditions, the Registration Rights Agreement generally permits the OEC Shareholders to participate in other registrations of Common Stock under the Securities Act of 1933 (other than by a registration on Form S-4 or Form S-8 or any successor or similar form and other than pursuant to the OEC Shareholders' demand registration rights).

         The Company, The Prudential Insurance Company of America ("Prudential"), Dennis W. Estis, HACL, Ltd. and Energy Investors Joint Venture have entered into a Participation Rights Agreement dated as of July 31, 1997 (the "Participation Rights Agreement"), which in certain circumstances requires the undersigned, HACL, Ltd. and Energy Investors Joint Venture (collectively, the "Subject Parties") to grant tagalong rights to any holder of Common Stock Purchase Warrants issued by the Company to Prudential or any Common Stock issued upon the exercise of such warrants in connection with transfers of Common Stock by a Subject Party. The Participation Rights Agreement also requires the Subject Parties to obtain the written agreement of any proposed transferee of shares of Common Stock held by a Subject Party to become a party to the Participation Rights Agreement, unless the Subject Party is transferring shares of Common Stock pursuant to a public offering registered under the Securities Act of 1933 or in accordance with Rule 144 thereof.

         Ouachita, the Company and the undersigned have entered into an Employment Agreement dated as of August 6, 1997 (the "Employment Agreement"), pursuant to which the undersigned became the Chief Operating Officer of the Company and its affiliates and is to be the President of Ouachita for a five-year term, subject to annual extensions at the option of the parties thereto. The Employment Agreement generally provides that the undersigned is eligible to participate in Company's employee benefit plans, pursuant to which the undersigned may in the future receive additional securities of the Company.

         OEP, OCG, the undersigned, the Company and Ouachita have entered into an Indemnification Agreement dated as of August 6, 1997 (the "Indemnification Agreement"), pursuant to which the undersigned may be required to indemnify the Parent and Ouachita against certain losses in accordance with the terms thereof. In such event, the Indemnification Agreement permits the undersigned to satisfy such obligations by surrendering shares of Common Stock.

    (b) The undersigned received his shares of Common Stock in connection with the Merger described in Item 3 above.

    (c)  Inapplicable.

    (d) Pursuant to the Merger Agreement described in Item 3 above, on August 6, 1996, the undersigned became a director and the Chief Operating Officer of the Company. In addition, pursuant to the Merger Agreement, Andy C. Payne, who was the Executive Vice President of OEC, also became a director of the Company.

    (e) As a result of the Merger, 7,600,000 shares of Common Stock were issued to the OEC Shareholders, including the undersigned.

    (f)  Inapplicable.

                               (Page 5 of 7 Pages)

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    (g)  Inapplicable.

    (h)  Inapplicable.

    (i)  Inapplicable.

    (j)  Inapplicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    As a result of the Merger, the Company issued 5,252,177 shares of common stock to the undersigned. To the best of the undersigned's knowledge, there are currently 26,718,912 shares of the Company's common stock issued and outstanding.

    (a) The shares of the Company's common stock issued to the undersigned in connection with the Merger represent, to the best of the undersigned's knowledge, approximately 19.7% of all of the Company's issued and outstanding shares of Common Stock. All of the shares of Common Stock issued to the undersigned are owned beneficially and of record by the undersigned as of the date hereof, although the undersigned may be required to transfer or receive shares of Common Stock in accordance with the Option Exercise Agreement described in Item 4.

    (b) The undersigned has sole voting and dispositive power over all 5,252,177 shares issued to the undersigned in connection with the Merger.

    (c) The only transaction in the Common Stock effected by the undersigned during the past 60 days involved the receipt of shares to the undersigned in connection with the Merger.

    (d)  Inapplicable.

    (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Please see the responses to Items 3 and 4(a) with respect to the Merger Agreement, the Option Exercise Agreement, the Registration Rights Agreement, the Participation Rights Agreement, the Employment Agreement and the Indemnification Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The undersigned hereby incorporates by reference (a) the Merger Agreement,
(b) the Option Exercise Agreement, (c) the Registration Rights Agreement,
(d) the Participation Rights Agreement, (e) the Employment Agreement and (f) the Indemnification Agreement.

                               (Page 6 of 7 Pages)

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  August   12   , 1997
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                                       By:  /s/ DENNIS W. ESTIS
                                          ----------------------------
                                          Dennis W. Estis



    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).






                               (Page 7 of 7 Pages)

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                                EXHIBIT INDEX

                                                                  Sequentially
Exhibit No.                  Document Description                 Numbered Page
-----------                  --------------------                 -------------
    1       Agreement and Plan of Merger dated as of May 15,
            1997 among the Company, Ouachita, OEC and Dennis W.
            Estis (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    2 First Amendment to Agreement and Plan of Merger dated as of July 30, 1997 among the Company, Ouachita, OEC and Dennis W. Estis (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    3       Option Exercise Agreement effective as of July 31,
            1997 between Barbara DuPont Estis and Dennis W. Estis             9

    4       Registration Rights Agreement dated as of August 1,
            1997 among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    5       Participation Rights Agreement dated as of July 31,
            1997 among the Company, The Prudential Insurance Company of America, Dennis W. Estis, HACL, Ltd. and Energy Investors Joint Venture (incorporated by reference to
            Exhibit 4.4 to the Company's Quarterly Report on
            Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    6 Employment Agreement dated as of August 6, 1997 among Ouachita, the Company and Dennis W. Estis (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    7       Indemnification Agreement dated as of August 6, 1997
            among OEP, OCG, Dennis W. Estis, the Company and Ouachita         11